NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:

British Columbia Securities Commission

Alberta Securities Commission

The Board of Directors of Strathmore Minerals Corp. (the Corporation") has resolved to propose to the shareholders of the Corporation at the next annual general meeting of the shareholders of the Corporation, that successor auditors, Deloitte & Touche LLP, Chartered Accountants be appointed the auditors of the Corporation. The former auditors. Davidson & Company LLP has agreed to terminate their appointment as auditors of the Corporation effective as of August 19, 2008, and such has been approved by the Corporation's audit committee and the board of directors.

TAKE NOTICE THAT:

1.

There were no reservations in the auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years.

2.

In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years.

Dated this 19th Day of August, 2008